Exhibit 99.1

EXECUTION COPY

November 9, 2022

Cazoo Group Ltd

41 Chalton Street

London, NW1 1JD

United Kingdom

Reference is made to the Purchase Agreement, dated as of February 9, 2022 (the “NPA”), among Cazoo Group Ltd, a Cayman Islands exempted company (the “Company”), and the Parties (as defined in the NPA). Capitalized terms used but not otherwise defined in this letter agreement (this “Side Letter”) shall have the meanings assigned to such terms in the NPA.

The Company desires to obtain the consent of all beneficial owners of the Securities to an extension of the Lock-Up Period, in exchange for the consideration set forth in this Side Letter.

In consideration of the mutual covenants and agreements in this Side Letter and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the holder or holders of Securities of the Company listed in Appendix A (each, a “Holder”), intending to be legally bound, agree as follows:

1. Each Holder represents that, as of the date hereof, it is the beneficial owner of the principal amount of the Securities set out next to its name in Appendix A and has not entered into any arrangements of any kind with respect to the Transfer of such Securities.

2. As between the Company and each Holder, clause (i) of Section 6.7.1 of the NPA shall be deemed amended by striking the words “the date that is 270 days from the date of this Agreement” and replacing them with the words “September 30, 2023”.

3. Until expiration of the Lock-Up Period (as such period is deemed amended by this Side Letter and the substantially identical side letters between the Company and each other Original Purchaser), no Holder is permitted to Transfer Securities other than in accordance with Sections 6.7.2 and 6.7.3 of the NPA. The Company may, in its sole discretion, consent to any Transfer pursuant to Section 6.7.2(a) of the NPA, provided, however, the Company undertakes, for the express benefit of the Original Purchasers, to grant its consent to any such Transfer only if the following conditions are satisfied: (i) the Transfer (including any implied Transfer of Ordinary Shares issuable upon conversion of such Securities) will not be reported (including voluntarily) on Bloomberg, TRACE, the U.S. Securities and Exchange Commission (the “SEC”) EDGAR system or any other transaction reporting or similar system, except to the extent required by the beneficial ownership reporting provisions of the Securities Exchange Act of 1934, as amended, and the regulations thereunder, (ii) the Company, the transferor, the transferee and any third parties involved in the Transfer (e.g., a broker or dealer) agree in writing to maintain the confidentiality of the terms of the Transfer (subject to customary confidentiality carve-outs, including for disclosures required by applicable law); and (iii) the transferee agrees in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of Sections 6.7.1 and 6.7.2 of the NPA and this Side Letter, and enters into a side letter with the Company on substantially identical terms as those of this Side Letter (whereupon it shall be deemed an Original Purchaser (as defined below)). For the avoidance of doubt, the Company is not required to consent to any Transfer, even if conditions (i), (ii) and (iii) in the foregoing sentence are satisfied. Moreover, condition (iii) in the foregoing sentence shall not apply to any Transfer to the Company or any of its subsidiaries pursuant to Section 6.7.2(a) of the NPA.

4. The Company represents that, on or before the date hereof, it has entered into substantially identical side letters with beneficial owners of 96.03% in principal amount of outstanding Securities (such beneficial owners, together with each Holder, the “Original Purchasers”). To the extent the Company grants any waiver with respect to any such side letter with any Original Purchaser other than each Holder party hereto, each Holder party hereto, shall be entitled to all the benefits of such waiver as if it were the Original Purchaser receiving such waiver. For the avoidance of doubt, consent to any Transfer pursuant to and in compliance with the procedures set forth in Section 3 hereof shall not be considered a waiver referred to in the preceding sentence.

5. Covered Transactions.

(a) From the date hereof until June 30, 2024 (the “Covered Transaction Period”), to the extent the Company or any subsidiary (as defined in the NPA) is contemplating a financing transaction of any kind for cash (a “Covered Transaction”), the Company or such subsidiary shall offer each Original Purchaser the option to participate in such Covered Transaction on equal terms (with respect to each other and each third-party investor) in accordance with the procedures set forth in this Section 5. The Company shall take all necessary steps to cause its subsidiaries to comply with the procedures set forth in this Section 5.

(b) The Company shall, in connection with any proposed Covered Transaction, deliver definitive documentation to the Original Purchasers, which documentation shall set forth the intended amount of the Covered Transaction (the “Covered Transaction Amount”), as well as the pricing and other material terms of such Covered Transaction (the “Material Terms”).

(c) Each Original Purchaser shall have the right to purchase (or lend) up to its Pro Rata Portion (as defined below) of the Covered Transaction Amount of any Covered Transaction on the same terms as all other purchasers (or lenders) in such Covered Transaction, provided that the Company may reserve up to the lesser of (i) 33% and (ii) $50 million in aggregate principal amount of any Covered Transaction Amount for allocation to third-party investors in any Covered Transaction. “Pro Rata Portion” means a percentage of the Covered Transaction Amount equal to such Original Purchaser’s ownership percentage of the Securities (calculated at the time of the Covered Transaction, inclusive of Securities acquired after the date hereof by an Original Purchaser in compliance with the procedures set forth in Section 3) relative to the aggregate ownership of the Securities then owned by all of the Original Purchasers and to which the option to participate pursuant to this Section 5 is applicable, subject to the proviso in the immediately preceding sentence. For the avoidance of doubt, if a Holder Transfers all or any part of its Securities at any time, the Securities so Transferred shall not be included in determining such original Holder’s Pro Rata Portion.

(d) An Original Purchaser electing to participate in a Covered Transaction must, within five Business Days of receipt of definitive documentation related to such Covered Transaction: (i) execute such definitive documentation; (ii) close on such financing; and (iii) provide its Pro Rata Portion of such Covered Transaction Amount pursuant to the terms of such definitive documentation referred to in paragraph 5(b) hereof. Any change in the Material Terms of a Covered Transaction shall represent a new Covered Transaction. The Company will use reasonable efforts to provide notice in excess of five Business Days prior to the anticipated signing date of any Covered Transaction if practical and subject to confidentiality arrangements satisfactory to the Company.

(e) To the extent a Covered Transaction involves any “underwritten” SEC-registered or Rule 144A transaction, or a syndicated term loan, which is underwritten or syndicated by a broker-dealer, bank or other financial institution that is appropriately regulated as such in the United States or the United Kingdom, and which is marketed to institutional investors in the United States or the United Kingdom (a “Marketed Covered Transaction”), the procedures set forth in this Section 5 shall be deemed modified as necessary to ensure that the Original Purchasers are provided with substantially the same opportunity to participate in such Marketed Covered Transaction as any other potential investor therein, and the Company shall take reasonable steps to ensure that the lead underwriter or initial purchaser, or lead syndicate institution, market a Pro Rata Portion of the Marketed Covered Transaction to the Original Purchasers; provided that an Original Purchaser electing to participate in a Marketed Covered Transaction must provide an indication of interest or purchase order to the lead underwriter, lead initial purchaser or lead syndicate institution in the same manner and within the same time periods as of all institutional investors participating in such Marketed Covered Transaction.

(f) The following transactions shall not be deemed Covered Transactions for purposes of this Section 5 (each, an “Exempt Transaction”): (i) any floor plan, stocking loan, subscription funding or other similar financing indebtedness all or substantially all of the net proceeds of which are used to purchase, finance or refinance vehicles and/or vehicle parts, supplies or other inventory, to be sold or otherwise used in the ordinary course of business of the Company and its subsidiaries; (ii) any mortgage financings secured only by fee-owned real property; (iii) any capital lease obligations or purchase money obligations financing the acquisition, construction, or repair of fixed or capital assets incurred concurrently with the applicable acquisition, construction or repair and secured only by the property financed by such indebtedness; (iv) any attributable indebtedness related to a sale and leaseback transaction; (v) any customary receivables or asset-backed financings; (vi) any indebtedness assumed in connection with an acquisition of all or substantially all of the property and assets or business or capital stock of another person (unless incurred in contemplation of such acquisition); (vii) any indebtedness incurred by the Company or an Acquired Subsidiary (as defined below) for the purpose of refinancing the indebtedness of a person to be acquired (an “Acquired Subsidiary”) or any of its subsidiaries in connection with an acquisition of all or substantially all of the property and assets or business or capital stock of such Acquired Subsidiary; (viii) any revolving credit facility to fund working capital needs in the ordinary course of business of the Company or one or more subsidiaries; (ix) any refinancing of indebtedness incurred under clauses (i)-(viii); (x) the issuance of equity securities (except for any instruments that are convertible or exchangeable into equity of the Company and rank pari passu with or senior in right of payment with the Securities) or warrants by the Company (and not its subsidiaries); and (xi) any transaction or series of transactions with an aggregate transaction value of $10 million or less. The Company agrees that each Exempt Transaction shall be conducted by the Company or its subsidiaries in good faith and not in a manner designed primarily to avoid the Company’s obligations under this Side Letter with respect to Covered Transactions.

6. Subject to the next succeeding sentence, the Company represents that the terms and conditions of this Side Letter shall be at least as favorable to each Holder as those offered by the Company to any other Original Purchaser, and the terms and condition of this Side Letter shall be deemed automatically amended to reflect any such more favorable terms and conditions except as provided herein (including by way of any amendment, modification or waiver), without any affirmative action taken by the parties hereto. The Company shall provide prompt notice to each Original Purchaser of any deemed amendments, modifications or waivers to this Side Letter pursuant to this Section 6.

7. Notwithstanding anything herein to the contrary, each Holder may, at its election, terminate the Lock-Up Period with respect to some or all of its Securities at any time after June 30, 2023 by providing written notice to the Company, whereupon the Securities as to which such election has been made shall no longer be included in the calculation of such Holder’s Pro Rata Portion for any Covered Transaction initiated by the Company or any subsidiary after such election is made (i.e., the option to participate in a Covered Transaction pursuant to Section 5 shall no longer be applicable with respect to such Securities).

The Lock-Up Period (as such period is deemed amended by this Side Letter), shall terminate upon the earlier of (i) the occurrence of a Default, Event of Default or Fundamental Change (as such terms are defined in the Indenture), (ii) the redemption, conversion and/or repurchase of all of the Securities in full, (iii) the Maturity Date (as defined in the Indenture) and (iv) September 30, 2023. Nothing in this Side Letter shall be construed as infringing upon or limiting a Holder’s ability to exercise rights under the Indenture, including the redemption, conversion, exchange and/or repurchase of such Holder’s Securities in accordance with the Indenture, and nothing in this Side Letter shall prohibit any Holder from Transferring its Securities in connection with any event constituting a Fundamental Change.

This Side Letter constitutes the entire agreement among the parties with respect to the subject matter of this Side Letter and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Side Letter.

This Side Letter shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Side Letter. Each of the parties hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Side Letter and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Side Letter.

This Side Letter may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

All of the rights, benefits, duties, liabilities and obligation of each Holder under this Side Letter shall inure to the benefit of and be binding upon such Holder’s successors, provided that the Holder may not assign or transfer in any manner its rights hereunder, including in connection with a Transfer of Securities, without the written consent of the Company, which may be withheld for any reason.

For the avoidance of doubt: (i) no Original Purchaser may assign its rights under Section 5 hereof, either during the Lock-Up Period or subsequent to the Lock-Up Period, without the written consent of the Company, which may be withheld for any reason; (ii) upon any Transfer of Securities, such Original Purchaser’s rights under Section 5 hereof shall terminate with respect to such Securities; and (iii) such Original Purchaser’s rights under Section 5 hereof shall terminate with respect to such Securities upon conversion of such Securities into Ordinary Shares in accordance with the terms of the Indenture.

This Side Letter may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.

(Next Page is Signature Page)

Agreed and accepted: As of the date first written above.

CAZOO GROUP LTD

By:
Name:
Title:

[●]

By:
Name:
Title:

[Signature Page – Side Letter]

Appendix A

Holder	Amount (USD)

A-1